Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

June 4, 2007, 8:30am EST, 13:30 GMT, 14:30 CET

QIAGEN and DIGENE Announce Merger A New Market and Technology Leader in Molecular Diagnostics

Conference Call Outline:

1. 30 min Presentation Peer M. Schatz, CEO, QIAGEN Roland Sackers, CFO, QIAGEN Daryl J. Faulkner, CEO, DIGENE

Joe P. Slattery, CFO, DIGENE Dr. Solveigh Mähler, Director IR, QIAGEN Albert Fleury, IR, DIGENE

2. 30 min Q&A session Due to time restrictions we would like to ask for a maximum of TWO questions per caller.

QIAGEN / DIGENE Investor Call—June 4, 2007

Sample & Assay Technologies

Joint Safe Harbor

Remarks that we make during this call about future expectations, plans and prospects may include forward-looking statements. There are risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements, as a result of various important factors, including those that are discussed in QIAGEN’s and DIGENE’s most recent filings with the SEC, and the risks related to the transaction itself. Please refer to those filings, which are publicly available on the SEC’s website, for a full description of those factors. In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS,” “adjusted operating income,” “adjusted net income,” “adjusted operating margin” and “EBITDA”. None of these financial measures is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for diluted EPS, income from operations, net income, or operating margin prepared in accordance with GAAP.

In the attached presentation, QIAGEN will use the term molecular diagnostics. The use of this term in reference to certain countries, such as the United States, is limited to products subject to regulatory framework. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays and 98 general purpose reagents

QIAGEN / DIGENE Investor Call, June 4, 2007

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Transaction Overview

Purchase Price: US$ 61.25 per share, a 37% premium to prior close

Purchase Consideration: DIGENE shareholders may elect to receive for each DIGENE share either US$ 61.25 per share in cash or 3.545 QIAGEN shares, subject to pro ration (55%/45% cash/stock)

Pro forma Ownership: QIAGEN: 78%; DIGENE: 22%

. Transaction Structure: Exchange offer, followed by a merger – cash stock election in both transactions

. Management: Peer Schatz, QIAGEN CEO Roland Sackers, QIAGEN CFO

. Customary Approvals: Tender of majority of DIGENE shares, QIAGEN shareholder approval and customary regulatory approvals

. Financing: Stock, surplus cash, committed financing

. Timing of Closing: Expected August/September 2007

Creating Value for DIGENE and QIAGEN Shareholders

QIAGEN / DIGENE Investor Call, June 4, 2007

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Revenues

Operating income

US$ millions

550 500 450 400 350 300 250 200 150 100 50 0

Operating income

2003 2004 2005 2006 2007E 160 140 120 100

Revenues CAGR 2003-2006 32%

US$ millions

DIGENE figures converted to calendar year (CY)

QIAGEN and DIGENE at a Glance

World’s leading provider of Sample & Assay Technologies

Founded: 1984

Headquarters: Hilden, Germany Germantown, MD

Venlo, NL

Employees: 1,990

Rev 2006 (US$ m) 466

Listings: NASDAQ: QGEN Frankfurt: QIA

Market leader in HPV MDx testing, only FDA approved test

Founded: 1987

Headquarters: Gaithersburg, MD

Employees: 570

Rev 2006 (US$ m) 178

Listing: NASDAQ: DIGE

Overview of DIGENE Corporation

Leader in key segment of MDx: HPV testing

The DIGENE® HPV Test portfolio is the only FDA-approved test portfolio for the human papillomavirus (HPV)

Exclusive IP positions on key high-risk types

Regulatory leadership

Focus on women’s health

Portfolio includes molecular diagnostic products for

HPV (a run-rate of over 10 million tests)

Chlamydia and gonorrhea

Blood viruses such as hepatitis B and CMV

Proprietary Hybrid Capture® technology for molecular testing in virtually any laboratory setting

Headquartered in Gaithersburg, Maryland

Leader in Molecular Diagnostics

in Critical Area of Women’s Health

QIAGEN / DIGENE Investor Call, June 4, 2007

Sample & Assay Technologies

QIAGEN and DIGENE A Decade-Long Partnership in Molecular Diagnostics

10+ year partnership between QIAGEN and DIGENE

DIGENE products integrate QIAGEN sample and assay technologies

Example: Rapid Capture® system

Core platform of DIGENE

FDA-listed instrument

Co-developed and manufactured by QIAGEN

DIGENE sole marketer

Over 100 instruments now placed

Next generation platform development programs

Partnership – Similar cultures – Focus - Excellence

QIAGEN / DIGENE Investor Call, June 4, 2007

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The Combination Accelerates DIGENE’s Commercialization and Development Goals

Highly attractive consideration for DIGENE shareholders

Significant premium and value delivered today

Significant combined upside potential

QIAGEN’s unparalleled sample and assay technology breadth creates opportunities for future

Adds key assay technologies such as multiplexing (QIAplex), PCR, isothermal technologies

Adds key sample technologies such as DNA processing from cervical swabs

QIAGEN’s broad assay portfolio offers new value for DIGENE’s customers and

Next generation platform programs

QIAGEN’s global sales strength accelerates DIGENE’s rapid international rollout

DIGENE can utilize QIAGEN’s operations and infrastructure for next phase of growth

QIAGEN’s Breadth and Platforms + DIGENE’s Content

QIAGEN / DIGENE Investor Call, June 4, 2007

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The Combination Accelerates QIAGEN’s Molecular Strategy

DIGENE’s highly focused strategy in MDx is a exceptional fit with QIAGEN

QIAGEN’s strategy: leadership in “Sample & Assay Technologies” – in research, pharma, applied testing and MDx

Same target customers in MDx

Superb brands and reputations

HPV testing is the fastest growing segment in MDx

Over $1 billion market potential

DIGENE’s strong IP positions in HPV – over 100 subtypes; approximately 13 are high-risk

HPV bridges QIAGEN’s virology leadership into emerging, fast growing oncology molecular diagnostics segment

Unique regulatory position – only FDA-approved test for HPV

Great fit with QIAGEN’s emerging assay pipeline and platforms

Enhanced growth profile and combined profitability leads to strong value creation

QIAGEN’s Breadth and Platforms + DIGENE’s Content

QIAGEN / DIGENE Investor Call, June 4, 2007

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The Combination Creates Real Value

VALUE

Market and technology leadership in molecular diagnostics*

Over $350 million of molecular diagnostics revenue

Targeting > $800 million in total revenues in 2008

Unique technology and product portfolio

Leading in breadth and depth in molecular testing

Leader in HPV segment; >$1 billion market potential

Industry leading sales channel to realize technology potential

Over 300 professionals in MDx sales

Over 1,000 sales professionals overall

Excellent foundation for future expansion and growth

Truly global sales and marketing presence

Leading technologies and R&D

Expanded options for future growth opportunities

World-class capabilities and organization to ensure success

Compelling financial profile and value creation opportunity

Enhanced growth profile

Increased combined profitability

QIAGEN’s Breadth and Platforms + DIGENE’s Content

QIAGEN / DIGENE Investor Call, June 4, 2007

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* Ex blood banks and viral load

Highly Synergistic Capabilities and Assets

QIAGEN DIGENE

Run-rate Sales as of Q1 '07	512	210
Sales in MDx
	154	210
(approximately)
Sales strength	Global	North America
Sales force in MDx
	150	170
(approximately)
		Clinical Laboratories,
Sales force target in MDx	Clinical Laboratories
		Physicians
	Broad: 120 tests - virology,
Assay portolio	microbiology, genetic,	HPV
	pharmacogenetic
	Strong - sample and assay
Technology portfolio		HC2
	technologies
	US, Germany, Switzerland,
Operations		US
	China
International Subsidiaries	29	7
Employees	1990	570

Highly Synergistic Capabilities and Assets

QIAGEN / DIGENE Investor Call, June 4, 2007

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Combined Revenue Distribution – Highly Complementary Based on Q1 2007

All figures are estimates +
By Product Groups
	Consumables
			Consumables	Consumables
	89%
			92%	90%
			Instruments	Instruments
	Instruments
			8%	10%
	10%
By Customer Groups AT
					AT
	MDx	11%
				MDx	8%
	27%	Research
			MDx	48%
		20%			Research
			100%
	Pharma				27%
	24%			Pharma
		Biomedical		17%
		18%
		RoW		Asia
	Asia	EU
By Geographic Regions			12%	9%
	13%
		North			North
				EU
	Europe	America	North		America
				36%
	46%	39%	America		52%
			85%

QIAGEN / DIGENE Investor Call, June 4, 2007

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A Critical Disease Target: Humanpapilloma Virus (HPV)

Cervical cancer is the #2 cancer for women worldwide

WW over 470K cases/year causing more than 230K deaths

In the US almost 10K cases/year, almost 4K deaths

One woman dies every two minutes from cervical cancer

HPV is the proven cause of cervical cancer

The DIGENE HPV Test is the emerging “standard of care” for cervical cancer screening

Extensive and expanding clinical data

Medical community support – recognized in major clinical guidelines

Well established reimbursement

Strong partnerships with major reference labs

Pool of “eligible” candidates for the DIGENE HPV Test is large and broadly untapped

Prevalence of HPV in Cervical Cancers Worldwide 99.7%

QIAGEN / DIGENE Investor Call, June 4, 2007

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DIGENE HPV Test is Playing a Key Role in Women’s Health

Cervical cancer is more prevalent in women age >30

1/3 of cervical cancers in woman with a normal Pap

Clinical practice guidelines now recommend combined screening (HPV+Pap for women >30 yrs)

The DIGENE HPV Test

Clinical results published on > 200,000 women

First FDA-approval received in 1999

ACOG Guidelines cites studies showing

HPV testing sensitivity up to 100% for CIN 2/3 and cancer (cervical intra-epithelial neoplasia)

Cites studies showing liquid-based cytology may miss 15-35% of CIN 2/3 and cancer

Combined HPV testing with cervical cytology has a negative predictive value for CIN 2/3 of 99-100%

HPV Screening Can Best Fight Cervical Cancer

QIAGEN / DIGENE Investor Call, June 4, 2007

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Significant Untapped Potential for HPV Testing

U.S.
Current tests:	~8.4M
Penetration rate:	~22%
Europe
Current tests:	~2.0M
Penetration rate:	~6%
Asia/Latin America:
Current tests:	0.9M
Penetration rate:	~3%

Increasing adoption into medical guidelines

Vaccine campaigns to promote awareness of HPV and cervical cancer

New genotyping tests will expand market to include HPV positive patients

Increased spending on global DTC (direct-to-consumer) is increasing awareness

Significant untapped potential in developing world

Europe ~ $350 million

Asia/Latin America ~ $280

million U.S.

~ $490 million

Total: >$1.0 billion

Substantial Growth Potential - Increasing Awareness

QIAGEN / DIGENE Investor Call, June 4, 2007

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Vaccines are a Compelling Growth Driver for HPV Testing

Significant marketing budgets advocating importance

Target age groups

Target vaccination age: 11-12 years

Approved vaccination age: 9 to 26 years

Target testing age: >30 years

It would take >20 years to phase in

Vaccinations

Limited to 2 “high risk” HPV types (70% of cancers)

DIGENE HPV Test tests for 13 types

Experience

Vaccine efficacy drops significantly for those already exposed to HPV

Duration of effectiveness of vaccine uncertain

Possibility of genotype replacement is unknown

Vaccines Are a Compelling Growth Driver for HPV Testing

QIAGEN / DIGENE Investor Call, June 4, 2007

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Tangible Opportunities for Future Growth Synergies

Exciting near-term product synergies:

Multiplexing technologies for future genotyping application

Sample preparation

Next-generation assay technologies

Assay breadth in woman’s health

Exciting other synergies include:

QIAGEN is key supplier to vaccine developers

Manufacturing capacity

Channel lends itself to many future assay opportunities

FastHPV platform in developing countries, QIAGEN has channel

Next generation instrumentation

And many more to come…

Significant Growth Synergies

QIAGEN / DIGENE Investor Call, June 4, 2007

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QIAGEN and DIGENE - Direct Neighbors Germantown and Gaithersburg MD

Companies are 5 minutes apart (2.8 miles)

QIAGEN / DIGENE Investor Call, June 4, 2007

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World-Class Capabilities and Organization to Ensure Success

Great management breadth and depth

Strong leaders from both companies

Leading expertise in molecular diagnostics and life sciences

Strong foundation for collaboration built upon 10+ year partnership

Similar cultures and strong working relationship

Strong synergies – growth allows retention of talent base

Integration plan well-developed

12 month process, clear timelines

Mirrored teams

Being neighbors a big advantage

Maryland: U.S. Headquarters

QIAGEN has proven track record in successful integrations – 12 companies in last 3 years

Significant Growth Potential - Increasing Awareness

QIAGEN / DIGENE Investor Call, June 4, 2007

Sample & Assay Technologies

A New Leader in Molecular Diagnostics

Consistent with strategies of both companies

QIAGEN: leadership in sample and assay technologies – in research, pharma, applied testing and MDx

DIGENE: a leader in HPV; poised for next wave of growth

Creating a new leader in MDx with broad synergies

Technology

Content

Channel / Infrastructure

Management

Transaction provides

Significant premium to DIGENE shareholders

Participation in value creation post merger

Attractive earnings profile for QIAGEN

Combined entity with financial strength and flexibility

Excellent basis for future growth

Most exciting areas in MDx – links into oncology

Infrastructure can enhance future opportunities

Creating Value with our Strategy

QIAGEN / DIGENE Investor Call, June 4, 2007

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Financial Rationale

Enhancing revenue and EPS growth

Revenue synergy opportunities

Cost synergy opportunities

Accretive to adjusted EPS in the first year after closing

Significantly accretive to 2009 EPS and EPS growth thereafter

Strong cash flow generation

Revenue Enhancing - Accretive – Cash Flow Generating

QIAGEN / DIGENE Investor Call, June 4, 2007

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QIAGEN + DIGENE Revenue Growth 2003 – 2007E

US$ millions

CAGR Q 2003-2006 = 15%

CAGR D 2003-2006 = 32%

CAGR Total 2003-2006 = 19%

DIGENE

QIAGEN

QIAGEN revenues excluding the synthetic DNA business unit, sold in Q2 2004

DIGENE revenues converted to calendar year (CY)

QIAGEN – Continuous Double Digit Revenue Growth Rates

QIAGEN / DIGENE Investor Call, June 4, 2007

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QIAGEN + DIGENE Operating Income 2003 – 2007E1

US$ millions

CAGR Q 2003-2006 = 17%

CAGR D 2003-2006 = 235%

CAGR Total 2003-2006 = 25%

DIGENE

QIAGEN

1. Operating income excludes acquisition, integration and relocation related charges, as well as amortization of acquired IP and equity-based compensation (SFAS 123R)

DIGENE net income converted to CY

QIAGEN – Operating Income Strongly Benefits from Synergies

QIAGEN / DIGENE Investor Call, June 4, 2007

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QIAGEN + DIGENE Net Income 2003 – 2007E1

US$ millions

DIGENE

QIAGEN

CAGR Q 2003-2006 = 22%

CAGR D 2003-2006 = 157%

CAGR Total 2003-2006 = 31%

1. Net income excludes acquisition, integration and relocation related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) DIGENE net income converted to CY

QIAGEN – Accelerating Earnings Development

QIAGEN / DIGENE Investor Call, June 4, 2007

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Synergy Opportunities – Near and Long Term

Cost synergies – Near and long term

Savings of US$35 million to US$45 million in 2008

Sustainable reduction of cost of goods sold

Eliminated redundant expenses, public company costs

Augmented R&D capabilities to drive product development

Expanded applicability of QIAGEN’s instrument platforms

Further synergies to be determined through integration plan

Revenue synergies – Near and long term

Geographic sales synergies, effect of increased direct presence

Product synergies to enhance higher organic growth

QIAGEN sales force and customer relationships are key

QIAGEN track record of successful acquisitions and integrations

Integration project team in place. Led by:

Douglas Liu, QIAGEN VP Global Operations

Thomas Schweins, QIAGEN VP Corporate Strategy & Marketing

Joe Slattery, DIGENE CFO

Doug White, DIGENE SVP Commercial Operations

QIAGEN / DIGENE Investor Call, June 4, 2007

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Contribution to Fiscal Year 2007

Q3 2007

Assumes current consensus estimates for DIGENE

Revenue and EPS allocation dependent on final closing date

Expected adj. EPS1 for the third quarter approx. US$ (0.01) – (0.02)

Q4 2007
Net sales, US$ m2	58 - 60
Adj. EPS, US$1	(0.03) – (0.04)

1. Adjusted EPS excludes acquisition, integration and relocation related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R)

2. Based upon existing consensus estimates for DIGENE

QIAGEN / DIGENE Investor Call, June 4, 2007

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Contribution and Accretion to Fiscal Year 2008

All figures reflect calendar year estimates

Net sales, US$ m	FY 2008
Synergy revenues	260 - 270
Instrument and other product sales to DIGENE	+
Net sales, US$ m	-
Adj. Operating margin1	260 - 270
Adj. EPS, US$1	28% - 30%
0.02 – 0.04

1. Adjusted operating margin and EPS excludes acquisition, integration and relocation related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R)

Significantly Accretive to 2009 EPS and Future EPS Growth

QIAGEN / DIGENE Investor Call, June 4, 2007

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Combined Financial Strength

Strong balance sheet

Equity ratio: > 45%

Strong cash flow generation

Cash flow in 2008: > US$100 million

EBITDA 2008: > US$250 million

Mid term outlook / strong margin improvement Organic Revenue growth: > 15% Adj. EPS1 growth: > 20% Gross Margin: > 70% Operating Margin: > 30%

1. Adjusted EPS excludes acquisition, integration and relocation related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R)

QIAGEN / DIGENE Investor Call, June 4, 2007

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Roadmap to Completion

Commence exchange offer for both cash and stock in June

Queen shareholder vote in early July

HSR approval

Complete Tender Offer

Transaction close expected August/September 2007

QIAGEN / DIGENE Investor Call, June 4, 2007

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Transaction Highlights

Creation of a market and technology leader in MDx*

QIAGEN’s breadth in sample and assay technologies meets DIGENE’s leadership in a key segment of MDx

Unique technology, content and product portfolio

Comprehensive sales and marketing channel to realize technology potential

Excellent foundation for expansion and growth

World-class capabilities and organization to ensure success

Substantial growth opportunities through

- Expansion: geographical and new customer groups

- New products/applications (oncology testing)

Significant product and cost synergies

Smooth integration expected due to long partnership

Accretive to adj. EPS in 2008 and significantly accretive to EPS and EPS growth thereafter

Combination Creates Value

QIAGEN / DIGENE Investor Call, June 4, 2007

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Questions and Answers

QIAGEN / DIGENE Investor Call - June 4, 2007

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Disclaimer Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of QIAGEN’s products, the timing of the completion of the transaction between QIAGEN and Digene, the anticipated benefits of the business combination transaction involving QIAGEN and Digene, including future financial and operating results, the expected financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. QIAGEN and Digene caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. The combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms.

Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties’ expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN’s IR department at QIAGEN Strasse 1, 40724 Hilden, Germany, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use the non-GAAP financial measures “adjusted EPS,” “adjusted operating income,” “adjusted net income,” “adjusted operating margin” and “EBITDA” (net earnings before interest, taxes, depreciation and amortization expense). None of these financial measures is a measure of operating performance under GAAP. We believe that the use of these non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts. When analyzing our operating performance, investors should not consider these non-GAAP measures as a substitute for diluted EPS, income form operations, net income, or operating margin prepared in accordance with GAAP.